Radware Ltd.
22 Raoul Wallenberg Street
Tel Aviv 69710
Israel

                                November 9, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Daniel L. Gordon, Accounting Branch Chief

Re:    Radware Ltd.
      Form 20-F for the year ended December 31, 2005
      File No. 0-30324

Dear Mr. Gordon:

In connection with responding to the letter of the staff of the Office of the Division of Corporate Finance of the Securities and Exchange Commission, dated October 11, 2006, with respect to the above captioned filing, Radware Ltd. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to its filings with the SEC; and

•	it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

                Best regards,

                Radware Ltd.

                By: /s/ Meir Moshe
                Name: Meir Moshe
                Title:   Chief Financial Officer